                        ANCHOR NATIONAL LIFE INSURANCE COMPANY
                            VARIABLE ANNUITY ACCOUNT FIVE

--------------------------------------------------------------------------------

                 SUPPLEMENT TO THE PROSPECTUS DATED FEBRUARY 2, 1998

     An additional source account for Dollar Cost Averaging ("DCA") is now available under your Seasons variable annuity. You may choose to set up Dollar Cost Averaging using the 6-month DCA fixed account when you make an initial or subsequent purchase payment. You cannot transfer money from the Strategies or any other fixed investment option into the 6-month DCA fixed account.

     If you allocate Purchase Payments to the 6-month DCA fixed account, your money will be transferred over a maximum of 6 monthly transfers. The minimum amount that may be allocated to the 6-month DCA fixed account is $500. The minimum amount that may be transferred in any month is $100. The actual number of transfers from the 6-month DCA fixed account will be based on the amount of Purchase Payments allocated to the account. For example, if you allocate $500 to the 6-month DCA fixed account, your money will be transferred over a period of five months.

     The interest rate offered for the 6-month DCA fixed account may be different from the interest rate offered to contract owners utilizing the DCA option from the one year fixed investment option or the one year DCA fixed account. If you terminate the 6-month DCA fixed account, any money remaining in the 6-month DCA fixed account will be automatically transferred to the one year fixed investment option, unless you specify another fixed investment option or Strategy into which your funds should be transferred, and earn the interest rate then in effect.

     Transfers made pursuant to the 6-month DCA fixed account program will not count towards the four free transfers allowed under your Seasons contract. In addition, any transfers of funds out of the 6-month DCA fixed account, due to your termination of the program, will not count towards the four free transfers allowed under your contract.

     For additional information regarding the Fixed Investment Options or the Dollar Cost Averaging program available in your Seasons contract, generally, please refer to pages 12 and 13 respectively, of your Seasons prospectus.

     The 6-month DCA fixed account may not currently be available in all states. Please contact your financial representative or Anchor National Life Insurance Company at 1-800-445-SUN2 for additional information regarding availability of the 6-month DCA fixed account in your state.

Date:  April 1, 1998

                  PLEASE KEEP THIS SUPPLEMENT WITH YOUR PROSPECTUS.